UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2019
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Third Quarter
and Nine Month 2019 Results

Lima, Peru, October 29, 2019 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q19) and nine-month (9M19) period ended September 30, 2019. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter 2019 Highlights:
●
Buenaventura generated US$ 12.0 million in additional EBITDA through the Company´s De-Bottlenecking Program (please see page 6 for more details). Through this program, BVN is increasing the efficiency of its Tambomayo, Uchucchacua, Orcopampa and El Brocal mines.

●
3Q19 EBITDA from direct operations was US$ 55.8 million, compared to US$ 60.8 million reported in 3Q18, primarily due to a reduction in production and volume sold at the Company’s Orcopampa and La Zanja mines. However, this represents a continued positive sequential quarterly trend.

●	3Q19 EBITDA was adversely affected in the amount of US$ 10 million due to a one-off event related to headcount reduction at Orcopampa and more than expected inventory generated at Tambomayo.
●	3Q19 Adjusted EBITDA including associated companies reached US$ 158.5 million, compared to US$ 150.8 million in 3Q18.
●	3Q19 capital expenditures were US$ 28.0 million, compared to US$ 18.5 million for the same period in 2018.
●	3Q19 net income was US$ 4.5 million, compared to a net income of US$ -10.3 million for the same period in 2018.
●	The portfolio of greenfield projects continued progressing well. San Gabriel (Au) and Trapiche (Cu) have achieved pre-feasibility stage in 3Q19. Buenaventura expects to declare ore reserves in 1Q20.
●	At Yanacocha, Quecher Main is on budget and should achieve commercial production by 4Q19.
●
Cerro Verde´s 3Q19 was primarily affected by the social unrest related to a copper project in the region, which restricted the workforce’s access to the mine and the replacement of consumables. Due to this, the processing plants treated stockpiles, which adversely affected grades and recoveries.

●	A dividend payment of US$ 0.027 per share/ADS was approved by Buenaventura’s Board.

Financial Highlights (in millions of US$, except EPS figures):

	3Q19	3Q18	Var	9M19	9M18	Var
Total Revenues	230.2	268.8	-14%	632.4	898.5	-30%
Operating Profit	-6.9	-24.5	-72%	-49.3	37.0	N.A.
EBITDA Direct Operations	55.8	60.8	-8%	128.4	246.7	-48%
Adjusted EBITDA (Inc Associates)	158.5	150.8	5%	444.2	515.0	-14%
Net Income	4.5	-10.3	N.A.	41.5	59.4	-30%
EPS*	0.02	-0.04	N.A.	0.16	0.23	-30%

(*) As of September 30, 2019 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 2 of 25

Operating Revenues

3Q19 net sales were US$ 223.6 million, compared to US$ 263.0 million reported in 3Q18. This was primarily due to a 41% YoY decrease in volumes sold of gold and a 27% YoY decrease in silver.

Royalty income increased 14% in the 3Q19; to US$ 6.6 million in 3Q19 from US$ 5.8 million in 3Q18. This was due to a 25% increase in revenues at Yanacocha.

Operating Highlights	3Q19	3Q18	Var%	6M19	6M18	Var%
Net Sales (in millions of US$)	223.6	263.0	-15%	615.0	883.5	-30%
Average Realized Gold Price (US$/oz) (1) (2)	1,493	1,186	26%	1,373	1,279	7%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,480	1,196	24%	1,371	1,275	8%
Average Realized Silver Price (US$/oz) (1) (2)	17.69	13.91	27%	16.00	15.52	3%
Average Realized Lead Price (US$/MT) (1) (2)	1,947	1,929	1%	1,934	2,268	-15%
Average Realized Zinc Price (US$/MT) (1) (2)	1,961	1,773	11%	2,584	2,792	-7%
Average Realized Copper Price (US$/MT) (1) (2)	5,584	5,914	-6%	5,889	6,448	-9%

Volume Sold	3Q19	3Q18	Var%	9M19	9M18	Var%
Consolidated Gold Oz (1)	48,003	81,427	-41%	129,444	263,034	-51%
Gold Oz Inc. Associated Companies (3)	132,649	171,139	-22%	357,559	475,381	-25%
Consolidated Silver Oz (1)	4,600,098	6,300,897	-27%	13,444,555	19,275,666	-30%
Consolidated Lead MT (1)	10,588	11,945	-11%	35,137	30,467	15%
Consolidated Zinc MT (1)	13,412	15,161	-12%	45,251	49,745	-9%
Consolidated Copper MT (1)	12,000	11,825	1%	29,507	32,242	-8%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 3 of 25

Production and Operating Costs

Buenaventura’s 3Q19 equity gold production was 121,466 ounces, compared to 161,186 reported in 3Q18, primarily due a 60% YoY decrease in production at Orcopampa related to prioritizing De-Bottlenecking over ore extraction and an anticipated 66% YoY decrease in production at La Zanja. Silver equity production decreased by 26% year on year, primarily due to a 31% decrease in production at the Tambomayo mine, due lower grades, and a 28% decrease at the Uchucchacua mine, also due to lower grades.

Buenaventura´s 9M19 equity gold production was 349,623 ounces, compared to 451,361 reported in 9M18. This was primarily due to a 73% YoY decrease in production at Orcopampa and a 51% YoY decrease in production at La Zanja. Silver equity production decreased by 31% year on year, primarily due to a 44% decrease in production at the Tambomayo mine and a 36% decrease at the Uchucchacua mine. Lead equity production increased by 7% year on year, primarily due to a 17% increase in production at the El Brocal mine.

Equity Production	3Q19	3Q18	Var%	9M19	9M18	Var%
Gold Oz Direct Operations(1)	39,277	72,518	-46%	119,213	238,993	-50%
Gold Oz including Associated(2) Companies	121,466	161,186	-25%	349,623	451,361	-23%
Silver Oz Direct Operations(1)	4,610,266	6,370,003	-28%	13,466,680	19,664,298	-32%
Silver Oz including Associated Companies	4,994,392	6,720,995	-26%	14,505,596	20,982,583	-31%
Lead MT	9,185	11,094	-17%	30,444	28,360	7%
Zinc MT	13,088	15,491	-16%	42,018	47,672	-12%
Copper MT Direct Operations(1)	7,853	7,715	2%	19,325	21,097	-8%
Copper MT including Associated Companies(3)	28,719	32,170	-11%	84,559	90,384	-6%

Consolidated Production	3Q19	3Q18	Var%	9M19	9M18	Var%
Gold Oz(4)	44,386	82,719	-46%	136,015	269,860	-50%
Silver Oz(4)	5,003,175	6,879,477	-27%	14,741,848	20,885,301	-29%
Lead MT(4)	10,879	13,711	-21%	37,299	34,231	9%
Zinc MT(4)	16,547	19,248	-14%	54,326	61,515	-12%
Copper MT(4)	12,754	12,529	2%	31,372	34,264	-8%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 4 of 25

Tambomayo (100% owned by Buenaventura)

Production
		3Q19	3Q18	Var %	9M19	9M18	Var %
Gold	Oz	21,740	33,279	-35%	70,384	98,145	-28%
Silver	Oz	641,247	929,949	-31%	1,714,523	3,056,558	-44%

Cost Applicable to Sales
		3Q19	3Q18	Var %	9M19	9M18	Var %
Gold	US$/Oz	695	642	8%	647	568	14%

3Q19 year on year gold production at Tambomayo decreased 35% mainly due to lower ore grades and reduced recovery rates. Cost Applicable to Sales (CAS) increased to 695 US$/Oz in 3Q19, compared to 642 US$/Oz in 3Q18, primarily due to a decrease in volume sold and an increase in commercial deductions.

Gold production guidance for 2019 is 90k – 110k ounces and silver production guidance is 2.5M – 3.0M ounces.

Orcopampa (100% owned by Buenaventura)

Production
		3Q19	3Q18	Var %	9M19	9M18	Var %
Gold	Oz	10,721	26,835	-60%	27,434	102,516	-73%
Silver	Oz	3,924	76,242	-95%	14,424	301,647	-95%

Cost Applicable to Sales
		3Q19	3Q18	Var %	9M19	9M18	Var %
Gold	US$/Oz	1,699	1,052	62%	1,776	931	91%

The decrease in 3Q19 gold production at Orcopampa was primarily due to prioritizing the De-Bottlenecking Program over ore extraction. Cost Applicable to Sales (CAS) increased to 1,699 US$/Oz in 3Q19, compared to 1,052 US$/Oz in 3Q18, primarily due to a decrease in volume sold.

Gold production guidance for 2019 is 37k – 45k ounces.

La Zanja (53.06% owned by Buenaventura)

Production
		3Q19	3Q18	Var %	9M19	9M18	Var %
Gold	Oz	6,224	18,147	-66%	25,283	51,529	-51%
Silver	Oz	20,384	50,038	-59%	80,988	163,067	-50%

Cost Applicable to Sales
		3Q19	3Q18	Var %	9M19	9M18	Var %
Gold	US$/Oz	1,039	849	22%	1,095	935	17%

3Q19 gold production decreased by 66% year on year, in line with the Company’s guidance released at the beginning of 2019. 3Q19 Cost Applicable to Sales (CAS) was 1,039 US$/Oz; a 22% increase compared to 849 US$/Oz in 3Q18, mainly due to lower volume sold (66%).

Gold production guidance for 2019 is 30k – 35k ounces.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 5 of 25

Coimolache (40.10% owned by Buenaventura)

Production
		3Q19	3Q18	Var %	9M19	9M18	Var %
Gold	Oz	49,683	54,011	-8%	110,722	123,484	-10%
Silver	Oz	239,053	235,866	1%	460,980	598,503	-23%

Cost Applicable to Sales
		3Q19	3Q18	Var %	9M19	9M18	Var %
Gold	US$/Oz	630	593	6%	679	647	5%

3Q19 gold production at Coimolache decreased by 8% year on year, in line with the mine production plan. 3Q19 Cost Applicable to Sales (CAS) was 630 US$/Oz; a 6% increase compared to 593 US$/Oz in 3Q18, mainly due to lower au grades.

Gold production guidance for 2019 is 150k – 170k ounces.

Uchucchacua (100% owned by Buenaventura)
Production
		3Q19	3Q18	Var %	9M19	9M18	Var %
Silver	Oz	2,684,854	3,744,036	-28%	7,764,583	12,163,232	-36%
Zinc	MT	5,101	6,556	-22%	15,099	15,974	-5%
Lead	MT	4,708	5,214	-10%	13,461	14,161	-2%
Cost Applicable to Sales
		3Q19	3Q18	Var %	9M19	9M18	Var %
Silver	US$/Oz	11.60	10.00	16%	11.17	9.92	13%

3Q19 silver production at Uchucchacua decreased 28% year on year, primarily due to reduced ore grades and reduced recovery rates. Cost Applicable to Sales (CAS) in 3Q19 increased in 16% in comparison to 3Q18, mainly due to lower volume sold (31%).

Silver production guidance for 2019 is 11.5 million – 12.5 million ounces.

Julcani (100% owned by Buenaventura)

Production
		3Q19	3Q18	Var %	9M19	9M18	Var %
Silver	Oz	658,883	692,728	-5%	1,959,780	1,817,159	8%

Cost Applicable to Sales
		3Q19	3Q18	Var %	9M19	9M18	Var %
Silver	US$/Oz	13.26	14.63	-9%	13.59	15.33	-11%

3Q19 silver production decreased 5% year on year, primarily due to reduced ore grades. 3Q19 Cost Applicable to Sales (CAS) of 13.26 US$/Oz was 9% lower than 14.63 US$/Oz in 3Q18, mainly due to the Company’s success in centralizing the operation.

Silver production guidance for 2019 is 2.2 million – 2.5 million ounces.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 6 of 25

El Brocal (61.43% owned by Buenaventura)

Production
		3Q19	3Q18	Var %	9M19	9M18	Var %
Copper	MT	12,707	12,483	2%	31,234	34,139	-9%
Zinc	MT	8,968	9,741	-8%	31,911	35,892	-11%
Silver	Oz	993,883	1,260,009	-21%	3,207,550	2,967,226	8%

Cost Applicable to Sales
		3Q19	3Q18	Var %	9M19	9M18	Var %
Copper	US$/MT	4,987	5,741	-13%	5,400	5,377	0%
Zinc	US$/MT	1,646	813	103%	2,007	1,516	32%

Copper production in 3Q19 was in line with the production reported in 3Q18. 3Q19 zinc production decreased by 8% year on year, mainly due to lower ore treated due to prioritizing the slope stability of the pit in the interest of safety.

In 3Q19, zinc Cost Applicable to Sales (CAS) increased by 103% year on year, compared to 813 US$/MT, primarily due to an increase in commercial deductions. Copper CAS in 3Q19 showed a decrease of 13% compared to 3Q18, mainly due to improved commercial terms.

Zinc production guidance for 2019 is 50k – 53k MT, while copper production guidance for 2019 is 47k – 52k MT.

De-Bottlenecking Program – 3Q19 Update

Buenaventura’s De-Bottlenecking Program continues to progress with positive results, generating additional EBITDA as follows:

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 7 of 25

Reduced production due to the result of the Company’s De-Bottlenecking Program has been offset by lower operating costs resulting from increased profitability at its operations, in terms of EBITDA, while lower cut-off has increased the LOM. The Plan’s progress at Buenaventura’s Tambomayo, Uchucchacua and El Brocal operations is advancing as expected.

In the specific case of El Brocal, the cost reduction process is in line with expectations. However, this was adversely affected by a one-off event related to mechanical issues at its processing facilities which affected 3Q19 results. This should be normalized by the end of 2019.

Finally, costs at Buenaventura’s Orcopampa operations have not yet been stabilized due to one-off events during the year related to headcount reduction of Buenaventura and contracted employees. This should also be normalized by the end of 2019.

General and Administrative Expenses

3Q19 General and Administrative expenses were US$ 17.4 million; an 11% increase as compared to the US$ 15.8 million in 3Q18.

Exploration in Non-Operating Areas

3Q19 exploration costs in Non-Operating Areas were US$ 2.4 million compared with US$ 9.8 million in 3Q18. During the period, Buenaventura primarily focused its exploration efforts on the Emperatriz (US$ 0.5 million) and Marcapunta Norte (US$ 0.3 million).

Share in Associated Companies

During 3Q19, Buenaventura’s share in associated companies was US$ 37.8 million, compared to US$ 22.2 million reported in 3Q18, comprised of:

Share in the Result of Associates (in millions of US$)	3Q19	3Q18	Var	9M19	9M18	Var
Cerro Verde	8.9	18.3	-51%	58.6	82.4	-29%
Coimolache	23.4	-0.9	N.A.	44.3	-20.2	N.A.
Yanacocha	5.4	4.7	16%	7.1	9.0	-21%
Others	0.2	0.0	N.A.	-0.3	0.0	N.A.
Total	37.8	22.2	71%	110.0	71.2	55%

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 3Q19 gold production was 142,654 ounces; 65,004 ounces of which were attributable to Buenaventura. This represents a 5% decrease as compared to the 153,523 ounces produced in 3Q18; 68,163 ounces of which were attributable to Buenaventura. For 9M19, gold production was 426,153; 184,209 ounces of which were attributable to Buenaventura, a 14% increase as compared to 373,099 ounces in 9M18; 164,169 ounces of which were attributable to Buenaventura.

Gold production guidance at Yanacocha for 2019 is 510k ounces.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 8 of 25

In 3Q19, Yanacocha reported a net income of US$ 53.7 million, compared to a net loss of US$ 1.9 million reported in 3Q18.

CAS in 3Q19 was US$ 741/oz; in line with the same figure reported in 3Q18 (US$ 756/oz).

Capital expenditures at Yanacocha were US$ 45.2 million in 3Q19.

The Quecher Main project, an oxide deposit, is currently in its Execution Phase. Commercial production is expected to be reached in the fourth quarter of 2019. The Quecher Main project extends the life of the Yanacocha operation until 2027, with average annual gold production of 200,000 ounces per year expected between 2020 and 2025. Cost applicable to sales (CAS) is expected to be between US$ 750 and US$ 850 per ounce and AISC between US$ 900 and US$ 1,000. Total CAPEX for the project is expected to be between US$ 250 and US$ 300 million with US$ 95 to US$ 105 million allocated in 2019. The project IRR is expected to be greater than 10 percent.

The Yanacocha Sulfides project is currently in its Definitive Feasibility Stage. In March of 2019, the Environmental Impact Assessment study was approved.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 3Q19 copper production was 106,567 MT; 20,866 MT of which is attributable to Buenaventura; a 15% decrease from 124,902 MT produced in 3Q18, 24,456 MT of which was attributable to Buenaventura. 9M19 copper production was 333,163 MT, 65,233 MT of which was attributable to Buenaventura. 9M18 copper production was 353,865 MT; 69,287 MT of which was attributable to Buenaventura.

Cerro Verde reported a 3Q19 net income of US$ 45.5 million compared to net income of US$ 93.6 million in 3Q18. This reduction is mainly explained by lower volume sold and lower realized price (US$ 2.47 per pound vs US$ 2.63 per pound).

Capital expenditures at Cerro Verde were US$ 54.8 million in 2Q19.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 3Q19 attributable contribution to net income was US$ 5.4 million, as compared to US$ 4.7 million in 3Q18.

Other

During the October 29, 2019 Board Meeting of Directors the following resolution was passed: Declaration of a cash dividend in the amount of US$ 0.027 per share or ADS. The record date is November 20, 2019 to be paid to shareholders on December 4, 2019.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 9 of 25

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2018 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 10 of 25

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of June 30, 2019)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*)Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 11 of 25

APPENDIX 2

3Q19

Gold Production			15			18
Mining Unit	Operating Results	Unit	3Q19	3Q18	△%	9M19	9M18	△ %
Underground
Tambomayo	Ore Milled	DMT	154,461	143,601	8%	458,555	415,780	10%
	Ore Grade	Oz/MT	0.17	0.25	-31%	0.19	0.25	-27%
	Recovery Rate	%	80.65	92.01	-12%	82.91	92.01	-10%
	Ounces Produced*	Oz	21,740	33,279	-35%	70,384	98,145	-28%
Orcopampa	Ore Milled	DMT	28,704	72,418	-60%	91,096	310,046	-71%
	Ore Grade	Oz/MT	0.38	0.37	2%	0.31	0.33	-7%
	Recovery Rate	%	96.90	97.35	0%	96.66	97.30	-1%
	Ounces Produced*	Oz	10,721	26,835	-60%	27,434	102,516	-73%
Open Pit
La Zanja	Ounces Produced	Oz	6,224	18,147	-66%	25,283	51,529	-51%
Tantahuatay	Ounces Produced	Oz	49,683	54,011	-8%	110,722	123,484	-10%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	3Q19	3Q18	△%	9M19	9M18	△ %
Underground
Tambomayo	Ore Milled	DMT	154,461	143,601	8%	458,555	415,780	10%
	Ore Grade	Oz/MT	4.82	7.46	-35%	4.26	8.56	-50%
	Recovery Rate	%	86.20	86.75	-1%	87.74	85.05	3%
	Ounces Produced	Oz	641,247	929,949	-31%	1,714,523	3,056,558	-44%
Uchucchacua	Ore Milled	DMT	362,020	359,652	1%	961,053	1,032,426	-7%
	Ore Grade	Oz/MT	9.03	11.56	-22%	9.37	13.31	-30%
	Recovery Rate	%	82.16	89.95	-9%	86.25	86.66	0%
	Ounces Produced	Oz	2,684,854	3,744,036	-28%	7,764,583	12,163,232	-36%
Julcani	Ore Milled	DMT	31,507	29,055	8%	92,550	80,140	15%
	Ore Grade	Oz/MT	21.65	24.45	-11%	21.98	23.26	-6%
	Recovery Rate	%	96.59	97.54	-1%	96.34	97.32	-1%
	Ounces Produced	Oz	658,883	692,728	-5%	1,959,780	1,817,159	8%
Marcapunta	Ore Milled	DMT	767,096	892,731	-14%	2,116,351	2,296,665	-8%
	Ore Grade	Oz/MT	0.90	0.72	24%	0.79	0.73	9%
	Recovery Rate	%	61.70	58.90	5%	61.93	61.39	1%
	Ounces Produced	Oz	423,778	381,209	11%	1,040,034	1,028,868	1%
Open Pit
Tajo Norte	Ore Milled	DMT	636,418	863,855	-26%	2,590,782	2,605,547	-1%
	Ore Grade	Oz/MT	1.49	1.48	1%	1.32	1.14	17%
	Recovery Rate	%	60.16	68.71	-12%	63.21	65.54	-4%
	Ounces Produced	Oz	570,105	878,800	-35%	2,167,515	1,938,358	12%

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 12 of 25

Zinc Production
Mining Unit	Operating Results	Unit	3Q19	3Q18	△%	9M19	9M18	△ %
Underground
Tambomayo	Ore Milled	DMT	154,461	143,601	8%	458,555	415,780	10%
	Ore Grade	%	2.02	2.16	-7%	2.05	2.20	-7%
	Recovery Rate	%	79.38	65.85	21%	77.86	71.37	9%
	MT Produced	MT	2,478	2,046	21%	7,316	6,606	11%
Uchucchacua	Ore Milled	DMT	362,020	359,652	1%	961,053	1,032,426	-7%
	Ore Grade	%	2.23	2.44	-9%	2.41	2.23	8%
	Recovery Rate	%	63.25	74.33	-15%	65.15	69.08	-6%
	MT Produced	MT	5,101	6,556	-22%	15,099	15,974	-5%
Open Pit
Tajo Norte	Ore Milled	DMT	636,418	863,855	-26%	2,590,782	2,605,547	-1%
	Ore Grade	%	2.68	2.05	31%	2.26	2.35	-4%
	Recovery Rate	%	52.60	54.96	-4%	54.45	58.58	-7%
	MT Produced	MT	8,968	9,741	-8%	31,911	35,892	-11%

Copper Production
Mining Unit	Operating Results	Unit	3Q19	3Q18	△%	9M19	9M18	△ %
Underground
Marcapunta	Ore Milled	DMT	767,096	892,731	-14%	2,116,351	2,296,665	-8%
	Ore Grade	%	1.87	1.56	20%	1.68	1.63	3%
	Recovery Rate	%	88.76	89.82	-1%	88.01	91.05	-3%
	MT Produced	MT	12,707	12,483	2%	31,234	34,139	-9%

 APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

	3Q19	3Q18	9M19	9M18
Net Income	737	-14,185	30,415	55,678
Add / Subtract:	55,100	74,974	97,936	191,057
Depreciation and Amortization	60,211	62,995	168,729	176,730
Interest expense	11,994	9,990	33,679	28,283
Provision of bonuses and compensations	2,276	4,295	12,058	12,851
Profit from discontinued operations	2,129	3,082	6,643	4,573
Impairment of inventories	1,105	6,636	-1,017	6,983
Loss on currency exchange difference	1,455	482	1,672	40
Workers´ participation provision	0	-1,226	18	844
Share in associated companies by the equity method, net	-37,771	-22,151	-109,988	-71,173
Provision for income tax, net	16,139	-136	-6,113	23,366
Interest income	-1,611	-1,604	-5,656	-3,781
Provision for contingencies	-827	11,477	-2,089	11,207
Write-off of tailings dam	-	1,134	-	1,134
EBITDA Buenaventura Direct Operations	55,837	60,789	128,351	246,735
EBITDA Yanacocha (43.65%)	49,434	24,963	119,163	42,311
EBITDA Cerro Verde (19.58%)	35,298	51,591	164,303	195,443
EBITDA Coimolache (40.095%)	17,954	13,443	32,345	30,471
EBITDA Buenaventura + All Associates	158,523	150,786	444,162	514,959

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 13 of 25

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 14 of 25

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2019	2018	2019	2018
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	129,237	153,618	373,062	459,739
Add:
Consolidated Exploration in units in operation	10,119	22,112	34,829	69,070
Consolidated Commercial deductions	52,510	46,686	154,041	143,118
Consolidated Selling expenses	6,195	7,437	16,486	19,935
Consolidated Cost applicable to sales	198,061	229,853	578,418	691,862

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2019	2018	2019	2018
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	3	0	20	19
Julcani, Silver	6,152	6,225	18,433	17,396
Julcani, Lead	274	306	770	1,032
Julcani, Copper	16	38	48	67
Orcopampa, Gold	17,444	22,078	38,407	70,638
Orcopampa, Silver	88	936	197	2,720
Orcopampa, Copper	0	-193	0	-77
Uchucchacua, Gold	0	-4	0	41
Uchucchacua, Silver	19,642	23,236	55,431	74,413
Uchucchacua, Lead	3,665	4,337	11,113	11,796
Uchucchacua, Zinc	3,235	5,065	14,808	14,555
Tambomayo, Gold	14,609	16,397	34,147	42,764
Tambomayo, Silver	4,675	5,087	9,859	16,071
Tambomayo, Zinc	1,614	726	5,782	5,110
Tambomayo, Lead	1,625	1,236	3,803	1,986
La Zanja, Gold	6,483	15,360	26,461	49,704
La Zanja, Silver	225	499	896	1,995
El Brocal, Gold	2,594	1,514	5,387	6,057
El Brocal, Silver	6,103	6,668	18,944	13,786
El Brocal, Lead	3,433	5,184	15,041	12,115
El Brocal, Zinc	6,596	5,608	31,845	32,500
El Brocal, Copper	29,776	32,967	78,836	81,799
Other Small Units, Gold
Other Small Units, Silver
Other Small Units, Lead
Other Small Units, Zinc
Non Mining Units	985	347	2,833	3,253
Consolidated Cost of sales, excluding depreciation and amortization	129,237	153,618	373,062	459,739

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 9 months ended September 30
	2019	2018	2019	2018
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	1	0	5	7
Julcani, Silver	1,457	2,094	4,305	6,361
Julcani, Lead	65	103	180	377
Julcani, Copper	4	13	11	25
Orcopampa, Gold	1,572	7,231	7,670	24,211
Orcopampa, Silver	8	306	39	932
Orcopampa, Copper	0	-63	0	-26
Uchucchacua, Gold	0	-1	0	6
Uchucchacua, Silver	1,231	3,300	4,692	11,610
Uchucchacua, Lead	230	616	941	1,840
Uchucchacua, Zinc	203	719	1,253	2,271
Tambomayo, Gold	1,848	3,568	5,940	8,817
Tambomayo, Silver	591	1,107	1,715	3,313
Tambomayo, Lead	204	158	662	409
Tambomayo, Zinc	205	269	1,006	1,054
La Zanja, Gold	0	5	1	69
La Zanja, Silver	0	0	0	3
El Brocal, Gold	134	78	230	323
El Brocal, Silver	315	345	809	734
El Brocal, Lead	177	268	642	645
El Brocal, Zinc	340	290	1,360	1,731
El Brocal, Copper	1,535	1,705	3,367	4,357
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	10,119	22,112	34,829	69,070

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 15 of 25

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended September 30		For the 9 months ended September 30
	2019	2018	2019	2018
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	2	3
Julcani, Silver	906	923	2,401	2,584
Julcani, Lead	39	48	99	153
Julcani, Copper	3	5	8	9
Mallay, Gold	0	0	0	0
Mallay, Silver	0	0	0	0
Mallay, Lead	0	0	0	0
Mallay, Zinc	0	0	0	0
Orcopampa, Gold	73	109	102	709
Orcopampa, Silver	2	19	1	110
Orcopampa, Copper	0	-18	0	3
Uchucchacua, Gold	1	-2	-1	7
Uchucchacua, Silver	5,903	6,878	17,349	23,669
Uchucchacua, Lead	749	643	1,983	2,494
Uchucchacua, Zinc	1,550	1,114	7,791	5,741
Tambomayo, Gold	1,364	89	3,874	328
Tambomayo, Silver	1,105	258	2,721	849
Tambomayo, Lead	324	300	1,050	549
Tambomayo, Zinc	1,570	337	4,846	1,298
La Zanja, Gold	18	65	85	267
La Zanja, Silver	0	8	2	20
El Brocal, Gold	2,334	1,480	4,919	5,969
El Brocal, Silver	3,785	2,643	10,272	6,586
El Brocal, Lead	873	598	3,842	1,702
El Brocal, Zinc	5,042	28	19,592	8,352
El Brocal, Copper	26,870	31,161	73,104	81,723
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	52,510	46,686	154,041	143,118

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended September 30		For the 9 months ended September 30
	2019	2018	2019	2018
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	0	0
Julcani, Silver	96	112	265	222
Julcani, Lead	4	5	11	13
Julcani, Copper	0	1	1	1
Orcopampa, Gold	79	176	165	613
Orcopampa, Silver	0	7	1	24
Orcopampa, Copper	0	-2	0	-1
Uchucchacua, Gold	0	0	0	2
Uchucchacua, Silver	1,254	1,742	2,653	4,343
Uchucchacua, Lead	234	325	532	688
Uchucchacua, Zinc	206	380	709	849
Tambomayo, Gold	647	544	1,555	1,237
Tambomayo, Silver	207	169	449	465
Tambomayo, Lead	72	24	173	57
Tambomayo, Zinc	72	41	263	148
La Zanja, Gold	83	210	261	574
La Zanja, Silver	3	7	9	23
El Brocal, Gold	143	92	271	384
El Brocal, Silver	336	405	952	875
El Brocal, Lead	189	315	755	769
El Brocal, Zinc	363	341	1,600	2,062
El Brocal, Copper	1,639	2,003	3,960	5,191
Non Mining Units	567	540	1,901	1,395
Consolidated Selling expenses	6,195	7,437	16,486	19,935

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 16 of 25

						JULCANI
				3Q 2019						3Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3	6,152	274	-	16	6,445	-	6,225	306	-	38	6,569
Add:
Exploration Expenses (US$000)	1	1,457	65	-	4	1,526	-	2,094	103	-	13	2,210
Commercial Deductions (US$000)	0	906	39	-	3	948	0	923	48	-	5	976
Selling Expenses (US$000)	0	96.40	4.30	-	0	101	-	112	5	-	1	118
Cost Applicable to Sales (US$000)	4	8,610	383	-	23	9,020	0	9,354	462	-	56	9,873
Divide:
Volume Sold	0	649,276	256	-	6	Not Applicable	-	639,454	235	-	7	Not Applicable
CAS	12,347	13.26	1,495	-	3,977	Not Applicable	-	14.63	1,968	-	8,616	Not Applicable

						ORCOPAMPA
				3Q 2019						3Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17,444	88	-	-	-	17,532	22,078	936	-	-	-193	22,821
Add:					-
Exploration Expenses (US$000)	1,572	8	-	-	-	1,580	7,231	306	-	-	-63	7,474
Commercial Deductions (US$000)	73	2	-	-	-	74	109	19	-	-	-18	110
Selling Expenses (US$000)	79	0	-	-	-	79	176	7	-	-	-2	182
Cost Applicable to Sales (US$000)	19,167	98	-	-	-	19,265	29,594	1,269	-	-	-276	30,587
Divide:
Volume Sold	11,283	4,544	-	-	-	Not Applicable	28,144	97,010	-	-	2	Not Applicable
CAS	1,699	21.62	-	-	-	Not Applicable	1,052	13.08	-	-	-	Not Applicable

						UCHUCCHACUA
				3Q 2019						3Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	19,642	3,665	3,235	-	26,542	-4	23,236	4,337	5,065	-	32,634
Add:
Exploration Expenses (US$000)	-	1,231	230	203	-	1,664	-1	3,300	616	719	-	4,635
Commercial Deductions (US$000)	1	5,903	749	1,550	-	8,203	-2	6,878	643	1,114	-	8,632
Selling Expenses (US$000)	-	1,254	234	206	-	1,694	-0	1,742	325	380	-	2,446
Cost Applicable to Sales (US$000)	1	28,029	4,878	5,194	-	38,103	-7	35,156	5,921	7,278	-	48,347
Divide:
Volume Sold	-	2,415,985	4,072	3,843	-	Not Applicable	50	3,515,670	4,697	4,898	-	Not Applicable
CAS	-	11.60	1,198	1,352	-	No Applicable	-	10.00	1,261	1,486	-	No Applicable

						TAMBOMAYO
				3Q 2019						3Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14,609	4,675	1,614	1,625	-	22,523	16,397	5,087	726	1,236	-	23,446
Add:
Exploration Expenses (US$000)	1,848	591	204	205	-	2,849	3,568	1,107	158	269	-	5,102
Commercial Deductions (US$000)	1,364	1,105	324	1,570	-	4,363	89	258	300	337	-	984
Selling Expenses (US$000)	647	207	72	72	-	998	544	169	24	41	-	778
Cost Applicable to Sales (US$000)	18,469	6,579	2,213	3,472	-	30,733	20,599	6,621	1,207	1,883	-	30,310
Divide:
Volume Sold	26,568	705,669	2,084	2,070	-	Not Applicable	32,101	926,741	1,006	1,830	-	Not Applicable
CAS	695	9.32	1,062	1,677	-	No Applicable	642	7.14	1,200	1,029	-	No Applicable

						LA ZANJA				3Q 2018
				3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6,483	225	-	-	-	6,708	15,360	499	-	-	-	15,859
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	5	0	-	-	-	5
Commercial Deductions (US$000)	18	0	-	-	-	18	65	8	-	-	-	73
Selling Expenses (US$000)	83	3	-	-	-	86	210	7	-	-	-	217
Cost Applicable to Sales (US$000)	6,584	228	-	-	-	6,812	15,639	515	-	-	-	16,154
Divide:
Volume Sold	6,335	19,924	-	-	-	Not Applicable	18,419	46,130	-	-	-	Not Applicable
CAS	1,039	11.44	-	-	-	Not Applicable	849	11.16	-	-	-	Not Applicable

						JULCANI
				9M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20	18,433	770	-	48	19,272	19	17,396	1,032	-	67	18,514
Add:
Exploration Expenses (US$000)	5	4,305	180	-	11	4,501	7	6,361	377	-	25	6,770
Commercial Deductions (US$000)	2	2,401	99	-	8	2,510	3	2,584	153	-	9	2,749
Selling Expenses (US$000)	0	265	11	-	1	277	0	222	13	-	1	236
Cost Applicable to Sales (US$000)	28	25,404	1,060	-	68	26,560	28	26,563	1,576	-	102	28,269
Divide:
Volume Sold	17	1,868,683	645	-	14	Not Applicable	11	1,733,159	678	-	13	No Aplicable
CAS	1,625	13.59	1,642	-	4,906	No Applicable	2,518	15.33	2,323	-	7,807	No Applicable

						ORCOPAMPA
				9M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	38,407	197	-	-	-	38,604	70,638	2,720	-	-	-77	73,281
Add:
Exploration Expenses (US$000)	7,670	39	-	-	-	7,709	24,211	932	-	-	-26	25,117
Commercial Deductions (US$000)	102	1	-	-	-	103	709	110	-	-	-3	816
Selling Expenses (US$000)	165	1	-	-	-	166	613	24	-	-	-1	636
Cost Applicable to Sales (US$000)	46,344	239	-	-	-	46,582	96,171	3,786	-	-	-107	99,850
Divide:
Volume Sold	26,102	11,200	-	-	-	Not Applicable	103,314	323,631	-	-	42	Not Applicable
CAS	1,776	21.30	-	-	-	No Applicable	931	11.70	-	-	-	No Applicable

						UCHUCCHACUA
				9M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	55,431	11,113	14,808	-	81,352	41	74,413	11,796	14,555	-	100,804
Add:
Exploration Expenses (US$000)	-	4,692	941	1,253	-	6,886	6	11,610	1,840	2,271	-	15,727
Commercial Deductions (US$000)	-1	17,349	1,983	7,791	-	27,121	7	23,669	2,494	5,741	-	31,910
Selling Expenses (US$000)	-	2,653	532	709	-	3,894	2	4,343	688	849	-	5,883
Cost Applicable to Sales (US$000)	-1	80,125	14,568	24,561	-	119,253	56	114,034	16,818	23,416	-	154,324
Divide:
Volume Sold	0	7,173,934	11,877	12,104	-	Not Applicable	207	11,494,222	12,518	12,483	-	Not Applicable
CAS	-	11.17	1,227	2,029	-	No Applicable	272	9.92	1,344	1,876	-	No Applicable

						TAMBOMAYO
				9M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	34,147	9,859	3,803	5,782	-	53,592	42,764	16,071	1,986	5,110	-	65,931
Add:
Exploration Expenses (US$000)	5,940	1,715	662	1,006	-	9,323	8,817	3,313	409	1,054	-	13,593
Commercial Deductions (US$000)	3,874	2,721	1,050	4,846	-	12,491	328	849	549	1,298	-	3,025
Selling Expenses (US$000)	1,555	449	173	263	-	2,441	1,237	465	57	148	-	1,907
Cost Applicable to Sales (US$000)	45,517	14,744	5,688	11,898	-	77,847	53,146	20,698	3,002	7,610	-	84,456
Divide:
Volume Sold	70,396	1,694,588	5,429	6,050	-	Not Applicable	93,520	2,907,404	2,560	5,374	-	Not Applicable
CAS	647	8.70	1,048	1,967	-	No Applicable	568	7.12	1,173	1,416	-	Not Applicable

373062						LA ZANJA
				9M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,461	896	-	-	-	27,357	49,704	1,995	-	-	-	51,699
Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	69	3	-	-	-	72
Commercial Deductions (US$000)	85	2	-	-	-	87	267	20	-	-	-	287
Selling Expenses (US$000)	261	9	-	-	-	270	574	23	-	-	-	597
Cost Applicable to Sales (US$000)	26,808	907	-	-	-	27,715	50,614	2,041	-	-	-	52,655
Divide:
Volume Sold	24,477	71,158	-	-	-	Not Applicable	54,136	169,748	-	-	-	Not Applicable
CAS	1,095	12.74	-	-	-	No Applicable	935	12.02	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 17 of 25

						BROCAL
				3Q 2019						3Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,594	6,103	3,433	6,596	29,776	48,502	1,514	6,668	5,184	5,608	32,967	51,942
Add:
Exploration Expenses (US$000)	134	315	177	340	1,535	2,500	78	345	268	290	1,705	2,686
Commercial Deductions (US$000)	2,334	3,785	873	5,042	26,870	38,904	1,480	2,643	598	28	31,161	35,911
Selling Expenses (US$000)	143	336	189	363	1,639	2,670	92	405	315	341	2,003	3,156
Cost Applicable to Sales (US$000)	5,205	10,538	4,672	12,341	59,820	92,576	3,165	10,061	6,365	6,267	67,836	93,695
Divide:
Volume Sold	3,817	804,700	4,176	7,499	11,995	Not Applicable	2,685	974,775	5,636	7,712	11,816	Not Applicable
CAS	1,364	13.10	1,119	1,646	4,987	Not Applicable	1,179	10.32	1,129	813	5,741	Not Applicable

Prorrateo	5%	13%	7%	14%	61%		3%	13%	10%	11%	63%

	NON MINING COMPANIES
				3Q 2019						3Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	985	-	-	-	-	-	347
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	567	-	-	-	-	-	540
Total (US$000)	-	-	-	-	-	1,552	-	-	-	-	-	887

	BUENAVENTURA CONSOLIDATED
				3Q 2019						3Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	41,134	36,884	8,987	11,456	29,792	129,237	55,345	42,651	10,553	11,910	32,812	153,618
Add:
Exploration Expenses (US$000)	3,554	3,602	676	748	1,539	10,119	10,881	7,153	1,145	1,278	1,654	22,112
Commercial Deductions (US$000)	3,791	11,701	1,985	8,161	26,873	52,510	1,742	10,729	1,588	1,479	31,148	46,686
Selling Expenses (US$000)	952	1,896	499	642	1,639	6,195	1,022	2,442	670	761	2,002	7,437
Cost Applicable to Sales (US$000)	49,431	54,083	12,146	21,007	59,842	198,061	68,990	62,975	13,956	15,428	67,617	229,853
Divide:
Volume Sold	48,003	4,600,098	10,588	13,412	12,000	Not Applicable	81,399	6,199,779	11,574	14,441	11,825	Not Applicable
CAS	1,030	11.76	1,147	1,566	4,987	Not Applicable	848	10.16	1,206	1,068	5,718	Not Applicable

	COIMOLACHE
				3Q 2019						3Q 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	28,960	1,678	-	-	-	30,638	27,407.68	1,489	-	-	-	28,897
Add:
Exploration Expenses (US$000)	1,424	82	-	-	-	1,506	4,059.41	221	-	-	-	4,280
Commercial Deductions (US$000)	124	7	-	-	-	130	176	10	-	-	-	187
Selling Expenses (US$000)	436	25	-	-	-	461	286	16	-	-	-	302
Cost Applicable to Sales (US$000)	30,943	1,792	-	-	-	32,735	31,930	1,736	-	-	-	33,666
Divide:
Volume Sold	49,095	239,346	-	-	-	Not Applicable	53,859	234,844	-	-	-	Not Applicable
CAS	630	7.49	-	-	-	Not Applicable	593	7.39	-	-	-	Not Applicable

	BROCAL
				9M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5,387	18,944	15,041	31,845	78,836	150,052	6,057	13,786	12,115	32,500	81,799	146,257
Add:
Exploration Expenses (US$000)	230	809	642	1,360	3,367	6,409	323	734	645	1,731	4,357.37	7,791
Commercial Deductions (US$000)	4,919	10,272	3,842	19,592	73,104	111,729	5,969	6,586	1,702	8,352	81,723	104,331
Selling Expenses (US$000)	271	952	755	1,600	3,960	7,537	384	875	769	2,062	5,191	9,281
Cost Applicable to Sales (US$000)	10,807	30,976	20,281	54,396	159,267	275,727	12,733	21,981	15,231	44,645	173,070	267,660
Divide:
Volume Sold	8,452	2,624,992	17,185	27,097	29,493	Not Applicable	11,815	2,285,936	13,465	29,450	32,187	Not Applicable
CAS	1,279	11.80	1,180	2,007	5,400	No Applicable	1,078	9.62	1,131	1,516	5,377	Not Applicable

Prorrateo	4%	13%	10%	21%	53%		4%	9%	8%	22%	56%

	NON MINING COMPANIES
				9M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,833	-	-	-	-	-	3,253
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	1,901	-	-	-	-	-	1,395
Total (US$000)	-	-	-	-	-	4,734	-	-	-	-	-	4,648

	BUENAVENTURA CONSOLIDATED
				9M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	104,422	103,761	30,727	52,435	78,884	373,062	169,222	126,381	26,929	52,165	81,789	459,739
Add:
Exploration Expenses (US$000)	13,846	11,561	2,425	3,619	3,378	34,829	33,433	22,954	3,272	5,056	4,356	69,070
Commercial Deductions (US$000)	8,982	32,745	6,973	32,229	73,112	154,041	7,282	33,818	4,898	15,391	81,729	143,118
Selling Expenses (US$000)	2,253	4,329	1,472	2,572	3,961	16,486	2,811	5,951	1,528	3,060	5,191	19,935
Cost Applicable to Sales (US$000)	129,502	152,395	41,597	90,855	159,335	578,418	212,748	189,103	36,627	75,671	173,065	691,862
Divide:
Volume Sold	129,444	13,444,555	35,137	45,251	29,507	Not Applicable	263,003	18,914,101	29,221	47,307	32,242	Not Applicable
CAS	1,000	11.34	1,184	2,008	5,400	Not Applicable	809	10.00	1,253	1,600	5,368	Not Applicable

	COIMOLACHE
	9			M 2019						9M 2018
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	69,593	3,400	-	-	-	72,993	65,479	4,032	-	-	-	69,511
Add:
Exploration Expenses (US$000)	3,929	192	-	-	-	4,121	11,296	695	-	-	-	11,991
Commercial Deductions (US$000)	295	14	-	-	-	309	407	27	-	-	-	434
Selling Expenses (US$000)	747	36	-	-	-	783	752	46	-	-	-	798
Cost Applicable to Sales (US$000)	74,564	3,642	-	-	-	78,206	77,933	4,801	-	-	-	82,734
Divide:
Volume Sold	109,741	449,973	-	-	-	Not Applicable	120,415	589,071	-	-	-	Not Applicable
CAS	679	8.09	-	-	-	No Applicable	647	8.15	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 18 of 25

Buenaventura
All-in Sustaining Cost for 3Q19

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q19		3Q19		3Q19		3Q19
Au Ounces Sold BVN		37,851
Au Ounces bought from La Zanja
Au Ounces Sold Net		37,851		6,335		49,095		60,897

	3Q19		3Q19		3Q19		3Q19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	78,938	2,085	7,282	1,150	30,638	624	95,086	1,561
Exploration in Operating Units	7,619	201	0	0	1,506	31	8,223	135
Royalties	1,589	42		0		0	1,589	26
Comercial Deductions[3]	13,588	359	18	3	130	3	13,650	224
Selling Expenses	3,066	81	86	14	460	9	3,296	54
Administrative Expenses	11,859	313	604	95	1,082	22	12,613	207
Other, net	4,910	130	316	50	233	5	5,171	85
Sustaining Capex[4]	6,464	171	274	43	7,525	153	9,627	158

By-product Credit	-91,718	-2,423	-334	-53	-4,254	-87	-1,883	-31

All-in Sustaining Cost	36,315	959	8,247	1,302	37,320	760	55,655	914

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 19 of 25

Buenaventura
All-in Sustaining Cost for 3Q18

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q18		3Q18		3Q18		3Q18
Au Ounces Sold BVN		60,322
Au Ounces bought from La Zanja
Au Ounces Sold Net		60,322		18,419		53,859		91,691

	3Q18		3Q18		3Q18		3Q18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	94,133	1,560	16,210	880	28,898	537	114,321	1,247
Exploration in Operating Units	19,498	323	5	0	4,279	79	21,216	231
Royalties	4,266	71	0	0		0	4,266	47
Comercial Deductions[4]	11,373	189	73	4	187	3	11,487	125
Selling Expenses	3,815	63	217	12	303	6	4,052	44
Administrative Expenses	11,978	199	1,463	79	2,129	40	13,608	148
Other, net	9,046	150	-1,155	-63	-388	-7	8,278	90
Sustaining Capex[5]	11,142	185	397	22	15,523	288	17,576	192

By-product Credit	-99,506	-1,650	-689	-37	-3,467	-64	-1,756	-19

All-in Sustaining Cost	65,745	1,090	16,522	897	47,464	881	93,542	1,020

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 20 of 25

Buenaventura
All-in Sustaining Cost for 9M19

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	9M19		9M19		9M19		9M19
Au Ounces Sold BVN		96,515
Au Ounces bought from La Zanja
Au Ounces Sold Net		96,515		24,477		109,741		153,503

	9M19		9M19		9M19		9M19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	210,090	2,177	28,211	1,153	72,993	665	254,325	1,657
Exploration in Operating Units	28,419	294	2	0	4,121	38	30,072	196
Royalties	3,146	33		0		0	3,146	20
Comercial Deductions[3]	42,279	438	87	4	309	3	42,449	277
Selling Expenses	7,309	76	270	11	783	7	7,766	51
Administrative Expenses	35,281	366	2,162	88	3,463	32	37,817	246
Other, net	9,972	103	1,136	46	416	4	10,742	70
Sustaining Capex[4]	14,853	154	1,483	61	15,968	146	22,042	144

By-product Credit	-253,691	-2,629	-1,133	-46	-7,474	-68	-3,598	-23

All-in Sustaining Cost	97,658	1,012	32,218	1,316	90,579	825	151,071	984

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 21 of 25

Buenaventura
All-in Sustaining Cost for 9M18

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	9M18		9M18		9M18		9M18
Au Ounces Sold BVN		197,083
Au Ounces bought from La Zanja
Au Ounces Sold Net		197,083		54,136		120,415		274,088

	9M18		9M18		9M18		9M18
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	287,018	1,456	52,670	973	69,512	577	342,836	1,251
Exploration in Operating Units	61,771	313	72	1	11,990	100	66,617	243
Royalties	15,851	80		0		0	15,851	58
Comercial Deductions[4]	40,932	208	287	5	434	4	41,258	151
Selling Expenses	9,486	48	597	11	798	7	10,123	37
Administrative Expenses	48,553	246	2,588	48	4,056	34	51,552	188
Other, net	18,457	94	24	0	-271	-2	18,361	67
Sustaining Capex[5]	29,771	151	7,281	134	25,189	209	43,733	160

By-product Credit	-355,831	-1,805	-2,738	-51	-9,346	-78	-5,200	-19

All-in Sustaining Cost	156,007	792	60,781	1,123	102,362	850	229,300	837

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For Buenaventura does not consider purchase of concentrate from La Zanja.
4. For all metals produced.
5. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 22 of 25

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of September 30, 2019 and December 31, 2018
	2019	2018
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	279,708	369,200
Trade and other accounts receivable, net	217,423	211,715
Inventory, net	110,878	135,919
Income tax credit	28,715	24,396
Prepaid expenses	14,070	17,145
Hedge derivative financial instruments	-	2,759
	650,794	761,134

Non-current assets
Trade and other receivables, net	38,168	40,593
Inventories, net	3,171	3,812
Income tax credit	-	319
Investment in associates	1,552,962	1,473,382
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,775,845	1,847,615
Investment properties, net	208	222
Deferred income tax asset, net	48,008	38,305
Prepaid expenses	25,913	26,578
Other assets	29,787	25,261
	3,474,062	3,456,087

Total assets	4,124,856	4,217,221

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	55,000	95,000
Trade and other payables	132,325	188,084
Provisions and contingent liabilities	77,105	68,172
Income tax payable	1,951	1,760
Financial obligations	110,726	46,166
	377,107	399,182

Non-current liabilities
Trade and other payables	637	639
Provisions and contingent liabilities	212,888	199,762
Financial obligations	452,604	540,896
Contingent consideration liability	17,217	15,755
Deferred income tax liabilities	28,378	31,422
	711,724	788,474

Total liabilities	1,088,831	1,187,656

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,116	163,115
Other reserves	269	269
Retained earnings	1,700,286	1,675,909
Other reserves of equity	(1,339)	(703)
Shareholders’ equity, net attributable to owners of the parent	2,832,070	2,808,328
Non-controlling interest	203,955	221,237
Total shareholders’ equity, net	3,036,025	3,029,565

Total liabilities and shareholders’ equity, net	4,124,856	4,217,221

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 23 of 25

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and nine-month periods ended September 30, 2019 and 2018

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	218,989	259,296	602,624	870,249
Net sales of services	4,603	3,736	12,340	13,283
Royalty income	6,599	5,775	17,434	14,925
Total operating income	230,191	268,807	632,398	898,457

Operating costs
Cost of sales of goods, without considering depreciation and amortization	(128,588)	(152,885)	(370,929)	(456,518)
Cost of sales of services, without considering depreciation and amortization	(650)	(733)	(2,133)	(3,221)
Exploration in operating units	(10,119)	(22,112)	(34,829)	(69,070)
Depreciation and amortization	(60,211)	(62,995)	(168,729)	(176,730)
Mining royalties	(3,701)	(5,192)	(9,105)	(18,065)
Total operating costs	(203,269)	(243,917)	(585,725)	(723,604)

Gross profit	26,922	24,890	46,673	174,853

Operating expenses, net
Administrative expenses	(17,445)	(15,755)	(54,849)	(60,337)
Selling expenses	(6,195)	(7,437)	(16,486)	(19,935)
Exploration in non-operating areas	(2,371)	(9,758)	(9,139)	(24,846)
Reversal (provision) for contingencies and others	827	(11,477)	2,089	(11,207)
Other, net	(8,666)	(4,985)	(17,636)	(21,542)
Total operating expenses, net	(33,850)	(49,412)	(96,021)	(137,867)

Operating profit (loss)	(6,928)	(24,522)	(49,348)	36,986

Other income (expense), net
Share in the results of associates	37,771	22,151	109,988	71,173
Financial income	1,611	1,604	5,656	3,781
Financial costs	(11,994)	(9,990)	(33,679)	(28,283)
Net gain (loss) from currency exchange difference	(1,455)	(482)	(1,672)	(40)
Total other income (expense), net	25,933	13,283	80,293	46,631

Profit (loss) before income tax	19,005	(11,239)	30,945	83,617

Current income tax	(1,583)	2,354	(5,326)	(11,330)
Deferred income tax	(14,556)	(2,218)	11,439	(12,036)

Profit (loss) from continuing operations	2,866	(11,103)	37,058	60,251

Discontinued operations
Loss from discontinued operations	(2,129)	(3,082)	(6,643)	(4,573)
Net profit (loss)	737	(14,185)	30,415	55,678

Attributable to:
Owners of the parent	4,500	(10,286)	41,464	59,409
Non-controlling interest	(3,763)	(3,899)	(11,049)	(3,731)
	737	(14,185)	30,415	55,678

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	0.02	(0.04)	0.16	0.23

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 24 of 25

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and nine-month periods ended September 30, 2019 and 2018

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	216,206	251,382	608,200	951,930
Proceeds from dividends	1,545	758	30,921	44,563
Value Added Tax recovered	7,261	20,490	29,546	71,310
Royalty received	5,152	4,542	16,087	14,180
Interest received	-	747	523	902
Payments to suppliers and third-parties	(143,161)	(191,731)	(465,056)	(637,068)
Payments to employees	(33,652)	(38,520)	(106,828)	(126,566)
Payments of interest	(6,232)	(8,999)	(20,811)	(22,657)
Payment of income taxes	(6,030)	(7,915)	(16,080)	(28,345)
Payments of mining royalties	(1,569)	(2,663)	(3,146)	(10,944)

Net cash and cash equivalents provided by operating activities	39,520	28,091	73,356	257,305

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	280	314	702	374
Acquisitions of mining concessions, development costs, property, plant and equipment	(27,971)	(18,504)	(64,255)	(70,097)
Payments to other assets	(1,040)	(1,526)	(2,468)	(2,992)

Net cash and cash equivalents used in investing activities	(28,731)	(19,716)	(66,021)	(72,715)

Financing activities
Proceeds of bank loans	50,000	-	55,000	80,000
Payments of bank loans	(50,000)	-	(95,000)	(80,000)
Payments of financial obligations	(10,429)	(10,075)	(33,657)	(32,603)
Dividends paid to controlling interest	-	-	(15,240)	(7,554)
Dividends paid to non-controlling interest	(2,319)	(2,213)	(5,419)	(3,960)
Decrease (increase) of restricted bank accounts	(2,367)	(83)	(2,511)	(79)

Net cash and cash equivalents used in financing activities	(15,115)	(12,371)	(96,827)	(44,196)

Net increase (decrease) in cash and cash equivalents during the period	(4,326)	(3,996)	(89,492)	140,394
Cash and cash equivalents at the beginning of the period	284,034	358,941	369,200	214,551

Cash and cash equivalents at period-end	279,708	354,945	279,708	354,945

Compañía de Minas Buenaventura S.A.A. Third Quarter 2019 Results Page 25 of 25

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2019	2018	2019	2018
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	737	(14,185)	30,415	55,678

Plus (less):
Depreciation and amortization	60,211	62,995	168,729	176,730
Hedge derivative instruments	(1,300)	(4,426)	(4,322)	11,317
Deferred income tax expense (income)	14,556	2,218	(11,439)	12,036
Provision for estimated fair value of sales	(1,506)	555	3,181	15,659
Income attributable to non-controlling interest	3,763	3,899	11,049	3,731
Accretion expense of provision for closure of mining units and exploration projects	2,352	(3,022)	8,152	(762)
Net share in results of associates	(37,771)	(22,151)	(109,988)	(71,173)
Recovery (expense) for provision for contingencies	(827)	11,477	(2,089)	11,207
Net loss (gain) from currency exchange difference	1,455	482	1,672	40
Reversal (provision) for impairment loss of inventories	1,422	7,612	(701)	7,265
Bonus provision - executives & employes	2,276	4,295	12,058	12,851
Write-off of tailings dam	-	1,134	-	1,134
Fair Value of provision for contingences liabilities	1,462	-	1,462	-
Other net	(10,858)	17,612	(15,848)	3,593

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(9,259)	(5,845)	917	66,752
Inventories	15,020	7,878	26,383	1,749
Income tax credit	(3,093)	(7,841)	(4,000)	1,871
Prepaid expenses	3,432	5,536	3,740	8,401
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(4,771)	(2,888)	(55,761)	(68,789)
Provisions	260	(38,292)	(21,366)	(36,171)
Income tax payable	414	290	191	(377)

Proceeds from dividends	1,545	758	30,921	44,563

Net cash and cash equivalents provided by operating activities	39,520	28,091	73,356	257,305

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: October 29, 2019